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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/C

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

GOLD FIELDS LIMITED
(Name of Subject Company)

GOLD FIELDS LIMITED
(Name of Person(s) Filing Statement)

Ordinary Shares of par value Rand 0.50 each
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

ZAE000018123 (Ordinary Shares)
38059T106 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Cain Farrel
24 St Andrews Road
Parktown, 2193
South Africa
011-27-644-2400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person(s) Filing Statement)

COPY TO:
Jennifer M. Schneck
Linklaters
One Silk Street
London EC2Y 8HQ
England
011-44-20-7456-2000

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 9. EXHIBITS.

Exhibit	Description
99.1	South African regulatory release by Gold Fields Limited relating to an announcement by Harmony Gold Mining Company Limited of its intention to make an offer for Gold Fields Limited and a further cautionary announcement by Gold Fields Limited to its shareholders dated 18 October 2004
99.2	Press release by Gold Fields Limited containing the initial response by the Board of Directors of Gold Fields Limited to the offer by Harmony Gold Mining Company Limited dated 18 October 2004

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ WILLIE JACOBZ
	Name:	Willie Jacobz
	Title:	Senior Vice President, Investor Relations and Corporate Affairs
	Date:	October 18, 2004

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EXHIBIT INDEX

Exhibit	Description
99.1	South African regulatory release by Gold Fields Limited relating to an announcement by Harmony Gold Mining Company Limited of its intention to make an offer for Gold Fields Limited and a further cautionary announcement by Gold Fields Limited to its shareholders dated 18 October 2004
99.2	Press release by Gold Fields Limited containing the initial response by the Board of Directors of Gold Fields Limited to the offer by Harmony Gold Mining Company Limited dated 18 October 2004

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  ITEM 9. EXHIBITS.
SIGNATURE
EXHIBIT INDEX